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07006067

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFC Holdings, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8745 Henderson Road, Suite 300
(No. and Street)

Tampa (City) Florida (State) 33634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maura Collins 310-899-8805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000, Los Angeles, Ca 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maura Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFC Holdings INC, as of December, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDSEY M. ZELLER
Commission # 1423783
Notary Public - California
Los Angeles County
My Comm. Expires Jun 12, 2007

Signature

Senior Vice President Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFC HOLDINGS, INC. AND SUBSIDIARY

(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Financial Condition

December 31, 2006

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
IFC Holdings, Inc.:

We have audited the accompanying consolidated statement of financial condition of IFC Holdings, Inc. and subsidiary (the Company) (a wholly owned subsidiary of National Planning Holdings, Inc. and an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of IFC Holdings, Inc. and subsidiary as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1(m) to the financial statements, the Company has changed its method of quantifying errors in 2006 and adopted the dual method approach consistent with the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*

KPMG LLP

February 23, 2007

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	26,451,270
Cash segregated under federal regulations		1,000
Marketable securities		119,798
Commissions receivable		10,090,855
Forgivable notes receivable, net of accumulated amortization of $3,476,513		5,555,348
Other receivables		1,778,192
Receivable from registered representatives, net of allowance of $24,092		157,584
Due from affiliates		156,210
Current taxes receivable, net		787,660
Deferred tax assets		4,051,734
Fixed assets, net of accumulated depreciation of $2,772,453		1,293,727
Prepaid expenses and other assets		8,626,976
Goodwill		16,814,500
Total assets	$	75,884,854
Liabilities and Stockholder's Equity		
Liabilities:		
Drafts payable	$	662,836
Commissions payable		15,313,785
Accounts payable and other accrued expenses		13,113,366
Payable to affiliates		868,061
Total liabilities		29,958,048
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1 par value. Authorized 23,000 shares; issued and outstanding 20,042 shares		20,042
Additional paid-in capital		82,422,953
Accumulated deficit		(36,516,189)
Total stockholder's equity		45,926,806
Total liabilities and stockholder's equity	$	75,884,854

See accompanying notes to consolidated statement of financial condition.

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential Plc)

Notes to Consolidated Financial Condition

December 31, 2006

(1) Organization and Significant Accounting Policies

(a) Organization

IFC Holdings, Inc. and subsidiary (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc.

The consolidated financial statements include the accounts of the wholly owned subsidiary, Investment Centers of America, Inc., (ICA) whose accounts include those of its division, Curian Clearing, up to June 30, 2006. These companies are collectively referred to as the Company. All significant intercompany transactions have been eliminated in the consolidation process.

The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides introducing broker/dealer services to customers of subscribing financial institutions located throughout the United States of America. Curian Clearing, a division of ICA, provides clearing services for Curian Capital, LLC, an affiliated company. Effective July 1, 2006, $6,632,837 of net assets and liabilities relating to the activities of Curian Clearing were transferred to Curian Clearing, LLC via a dividend from the Company.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, including money market demand deposits, money market funds, and commercial paper and certificates of deposit with maturities of three months or less.

(c) Cash Segregated Under Federal Regulations

Cash of $1,000 has segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2006, there is no required deposit for the Company, resulting in excess funds of $1,000.

(d) Marketable Securities

Securities are carried at fair value based on quoted market prices and related income is recorded on a trade-date basis.

(e) Commission Revenue and Commission Expense

Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expense recorded on a trade-date basis.

(f) Drafts Payable

Drafts payable represent amounts drawn by the Company pursuant to a sweep agreement with a bank.

(g) ***Commitments and Contingencies***

The Company recognizes liabilities for contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be determined, the Company accrues at the lower end of the range.

(h) ***Fixed Assets***

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computer hardware and furniture and equipment, which are depreciated over three to seven years.

(i) ***Goodwill***

The Company tests goodwill for impairment using the two-step process described in Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Based on the impairment test performed by the Company, no goodwill impairment charge was recorded for the year ended December 31, 2006.

(j) ***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Brooke Holdco1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax sharing agreement with BH1 is based on separate return calculations. The Company files separate and combined state and local tax returns. Beginning with the first taxable year ended December 31, 2006, the Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

(k) ***Use of Estimates***

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(l) ***Allowance for Doubtful Accounts***

On an ongoing basis, the Company reviews its allowance for doubtful accounts on forgivable notes and receivables from registered representatives. The Company establishes specific allowances to cover known and inherent losses.

(m) ***Recently Issued Accounting Standards***

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.

(n) ***Recently Adopted Accounting Standards***

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB No. 108), which addresses the diversity in practice in quantifying financial statement misstatements and provides interpretative guidance regarding the consideration given to prior year misstatements when determining materiality in current year financial statements. During 2006, the Company adopted the dual method approach consistent with the provisions of SAB No. 108 and recorded a cumulative effect adjustment of $12,273, decreasing its fiscal year 2006 beginning accumulated deficit balance. The cumulative effect adjustment relates to historical misstatements in the tax accounts occurring in the fiscal years 2001 through 2005, which were considered immaterial to each year when measured using the roll-over method, but material under the iron curtain method as part of the dual method approach.

(2) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

Forgivable loans	$	887,099
Allowance for doubtful accounts		9,412
Depreciation		122,911
Deferred compensation		4,205,458
Accrued rent		411,466
Other accruals		89,133
Acquired intangibles		(2,756,474)
State NOL		1,082,729
Deferred tax assets	$	4,051,734

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The prior year valuation allowance against the state Net Operating Loss (NOL) deferred tax asset was released during the year ended December 31, 2006 as ICA's loss generating division was transferred to Curian Clearing, LLC. For tax purposes as of December 31, 2006, the Company had a state NOL of $24,801,162 which can be carried forward and will expire according to the following table:

Number of years to utilize		Amount of loss expiring
0 – 5 years	$	3,006,612
6 – 7 years		837,989
8 – 10 years		899,934
11 – 12 years		1,545,948
13 – 15 years		4,512,269
16 – 20 years		13,998,410
	$	24,801,162

The Company had net current taxes receivable of $787,660 as of December 31, 2006.

(3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with National Financial Services Corporation (NFSC) and Pershing LLC, a Bank of New York company. The Company promptly transmits all customer funds and securities to NFSC and Pershing LLC. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000 or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2006, the Company had net capital of $5,814,323, which was $5,564,323 in excess of its requirement.

(5) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives and employees. At December 31, 2006, gross forgivable notes receivable were $9,031,861. During 2006, $1,642,281 of new notes were granted.

Under the terms of the forgivable notes, the principal and interest are forgiven over a certain period of time, generally five to seven years. Interest income on the notes is not recognized unless actually paid to the Company. The forgiveness of the notes is contingent upon the continued affiliation of the employee or the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions. The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Accumulated amortization as of December 31, 2006 was $3,476,513. During 2006, $912,081 of existing notes were forgiven and written off the books.

In circumstances when the representative achieves a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended for one additional year. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. If the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note and the remaining balance is amortized over the remaining term. Accordingly, during 2006, $228,166 of existing notes were reversed due to these amendments and the notes increased $304,608 due to amended note terms.

When a note is in litigation due to a representative not achieving agreed-upon production levels, an allowance for the note is recorded. As of December 31, 2006, the Company had no allowances for uncollectible forgivable notes. During 2006, the Company wrote off a total of $45,170 in forgivable notes and $28,405 in corresponding allowance for uncollectible notes. $365,027 in payments were received from representatives and applied toward the outstanding forgivable note receivable balance. In some instances, when it has been determined that a forgivable note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives. The Company reclassified $2,552 in forgivable notes to receivable from registered representatives.

As discussed in note 1(a), the transfer of net assets and liabilities relating to the activities of Curian Clearing included $300,000 in forgivable notes and $200,000 in accumulated amortization.

(6) Defined Contribution Plans

The Company has defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(7) Employee Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan for certain employees. The Company's annual contributions are discretionary and are based on a percentage of covered compensation paid to employees during the year. An asset, recorded in prepaid expenses and other assets, and a corresponding liability, recorded in accounts payable and other accrued expenses, are included in the consolidated statement of financial condition for $1,527,384 as of December 31, 2006.

(8) Related Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH.

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential Plc)

Notes to Consolidated Financial Condition

December 31, 2006

(9) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year. An asset, recorded in prepaid expenses and other assets, and corresponding liability, recorded in accounts payable and other accrued expenses, are included in the consolidated statement of financial condition for $5,164,933. Effective April 1, 2004, all assets in the plan were frozen and title and ownership of future participant contributions were transferred to JNL.

(10) Commitments and Contingencies

Leases

The Company leases its primary premises under an operating lease, which expires November 30, 2013. The following is a schedule by years of the minimum rental commitments for the premises under this noncancelable lease as of December 31, 2006:

2007	$	563,125
2008		578,607
2009		594,519
2010		610,863
2011		627,661
From 2012 to 2013		1,252,240
	$	4,227,015



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Stockholder
IFC Holdings, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of IFC Holdings, Inc. (the Company) (a wholly owned subsidiary of National Planning Holdings, Inc. and an indirect, wholly owned subsidiary of Prudential plc) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2007

END